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                                                                                                EXHIBIT 12
                               OHIO POWER COMPANY
         Computation of Consolidated Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)
                                                                      Year Ended December 31,
                                                           1996       1997       1998      1999       2000
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . . . . .    $ 52,147   $ 45,540  $ 33,663   $ 25,506   $ 22,901
  Interest on Other Long-term Debt . . . . . . . . .      27,045     29,620    38,520     49,125     58,605
  Interest on Short-term Debt. . . . . . . . . . . .       4,006      4,519     5,821      8,327      8,614
  Miscellaneous Interest Charges . . . . . . . . . .       3,705      4,464     4,617      5,016     34,417
  Estimated Interest Element in Lease Rentals. . . .      53,200     52,900    59,300     53,400     51,600
        Total Fixed Charges . . . . . . . . . . . . .   $140,103   $137,043  $141,921   $141,374   $176,137

Earnings:
  Income Before Extraordinary Item     . . . . . . .    $217,655   $208,689  $209,925   $212,157   $102,613
  Plus Federal Income Taxes. . . . . . . . . . . . .     117,243    121,559   112,087    130,814    208,737
  Plus State Income Taxes. . . . . . . . . . . . . .       2,252      2,655     2,742      1,677     (3,058)
  Plus Fixed Charges (as above). . . . . . . . . . .     140,103    137,043   141,921    141,374    176,137
       Total Earnings. . . . . . . . . . . . . . . .    $477,253   $469,946  $466,675   $486,022   $484,429

Ratio of Earnings to Fixed Charges . . . . . . . . .        3.40       3.42      3.28       3.43       2.75
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